Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

October 19, 2011

VIA FEDERAL EXPRESS

Mr. Hagen Ganem Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549
Re:	Southwest Iowa Renewable Energy, LLC (“SIRE” or “Company”)
File No. 333-166073
Form S-1 filed April 14, 2010
Amendment No. 1 filed on February 24, 2011

To the Commission:

On April 14, 2010, SIRE filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933.  On May 11, 2010, the Company received an initial set of comments to the Registration Statement from the Commission staff, and SIRE responded to those comments and updated other parts of the Registration Statement by filing pre-effective amendment No. 1 to the Registration Statement on February 24, 2011 (the “First Amendment”).  Subsequently, the Company received additional comments (the “Comments”) from Ms. Pamela Long of the Commission staff on the First Amendment.  We have since discussed this filing on the telephone and we understand you will be reviewing further changes to the Registration Statement.

SIRE has filed pre-effective amendment No. 2 to the Registration Statement today (the “Second Amendment”) to respond to the Comments and make other updates.  Below are the Company’s responses to the Comments.

As discussed with the staff, the purpose of the Second Amendment is to resolve all of the staff’s comments to date and to update the financials contained in the Registration Statement.  The Company anticipates filing a final pre-effective amendment to the Registration Statement concurrently with the filing of its 10-K for its fiscal year ending September 30, 2011 and immediately seeking effectiveness of the Registration Statement thereafter (subject of course to any staff comments on such final pre-effective amendment).  SIRE would like to commence its offering under the Registration Statement as soon as possible after updating it with its fiscal 2011 audited financials, and therefore would appreciate being able to resolve all staff comments timely.

Husch Blackwell LLP

Mr. Hagen Ganen
October 19, 2011

Prospectus Cover Page
Comment 1:

We note your statement that you many register additional notes for sale in this offering pursuant to Rule 462(b). Please note that Rule 462(b) requires that the new registration statement be filed prior to the time confirmations are sent or given. Since your offering appears to be made on a continuous basis and may be open for a year, please tell us supplementally how you intend to comply with this requirement.

Company Response:
As discussed with the staff on the telephone, the Company does not intend to utilize Rule 462 to register additional notes in the offering, and has revised the discussion of the same in the Second Amendment.

Comment 2:
In the second paragraph on the prospectus cover page, you state that you will receive no proceeds from this offering because you will use them to refinance outstanding debt. Note that having a plan for the proceeds of the offering does not mean that you will not realize proceeds from the offering. Please revise to disclose the proceeds you will receive from the offering.

Company Response:	We have revised the discussion of the use of proceeds throughout the Second Amendment.
Comment 3:
We note your response to prior comment seven. Please revise your cover page and fee table to clarify that you are offering $10 million of notes and are registering an additional $4,251,000 of Notes to cover the PIK interest you may pay on the notes. Please also tell us supplementally the basis for registering $4,251,000 of Notes to cover the PIK interest you may pay on the $10 million of notes. In this regard, we note that your free writing prospectus filed on March 17, 2011 states that investors should not expect to receive any interest in cash, but should anticipate receiving all interest in the form of additional notes. Please also disclose whether you could pay more than $4,251,000 of Notes in respect of PIK interest, and if so, clarify that any additional amounts will be registered on a new registration statement.

Company Response:
Disclosure has been added to the fee table, cover page and elsewhere in the Second Amendment to indicate that SIRE estimates issuing $10,000,000 of Notes to purchasers in the offering and that the remaining $4,251,000 of Notes are being registered to pay PIK Interest and provide a cushion to either cover additional PIK Interest or the issuance of additional Notes in the offering.

In addition to the estimated $10,000,000 of Notes to be issued in the offering, the Company is registering $2,794,944 principal of Notes to cover PIK Interest based on an assumed interest rate of 7.91% over the life of the Notes, leaving an additional $1,456,056 principal amount of Notes registered to cover either additional PIK Interest or the issuance of additional Notes in the offering.  The Company recognizes that because it intends to pay all interest in-kind, it is possible that it will be required to issue more than $2,794,944 in Notes as interest paid in-kind.  The Company recognizes that if it is required to issue more than $4,251,000 in Notes as interest paid in-kind or issues more than $10,000,000 of Notes in the offering, it will be required to register additional Notes on a new registration statement.  We have added corresponding disclosure as appropriate in the Second Amendment.

Husch Blackwell LLP

Mr. Hagen Ganen
October 19, 2011

Our current Members and any Holder converting Notes to Units ... page 8
Comment 4:

Please clarify, if true, that the outstanding principal of the Convertible Debt you use in the example of the potential maximum dilutive effective of the issuance of Units upon conversion of the Notes and Convertible Debt assumes that you have not repaid any of the Convertible Debt with the proceeds of this offering.

Company Response:
We have clarified the disclosure in the Second Amendment to explain that all the net proceeds from the offering will be used to repay the Convertible Debt, and also the amounts remaining on the Convertible Debt based on the outstanding amounts owing.

Use of Proceeds, page 23
Comment 5:

We note your disclosure that constrained liquidity and higher corn prices increase your need to utilize offering proceeds for working capital. Please tell us, with a view toward disclosure in the prospectus, whether you believe you will request or have already requested or discussed obtaining consents with ICM and/or Holdings to retain a portion of the proceeds for working capital. Please also address whether you currently plan to obtain consent with respect to a particular amount of the proceeds of the offering and if known, whether ICM or Holdings is likely to impose any material conditions or limitations on its consent.

Company Response:
We have revised the disclosure in the Second Amendment to explain that SIRE has not yet, nor does it have any specific plans to, obtain ICM’s and Holdings’ consent to utilize offering proceeds for working capital.

Plan of Distribution, page 24
Comment 6:

Please include the substance of your response to prior comment two, regarding the eligibility of the persons who will assist in the sale of the Notes under Rule 3a4-1 under the Exchange Act, in this section, and identify these persons by name and title.

Company Response:	The disclosure in the Second Amendment has been so modified.
Description of securities to be registered, page 30
Comment 7:

We note that holders of Series B Units, Series C Units and Series U Units all have the right to purchase their pro-rata share of any Units you issue. Please reiterate here who the holders of these Series of Units are. Please also clarify whether any of these holders could exercise a right to purchase additional Units upon conversion of any of the Notes. We note that you already have disclosure that ICM and Bunge have consented to this offering and do not intend to purchase any Notes.

Company Response:
We have added additional disclosure explaining who holds the outstanding Series of Units and that they have waived their right to purchase additional Units upon both the issuance of the Notes and the conversion of the Notes.

Comment 8:
Please describe the material terms of the Trustee Intercreditor Agreement and the Trustee Subordination Agreement. We note your disclosure that the Notes and payment of interest thereon, and various other rights of noteholders referred to

Husch Blackwell LLP

Mr. Hagen Ganen
October 19, 2011

throughout this section are subject to the terms and conditions of these agreements. Please also file, the joinder agreement referenced in your response to prior comment 31 as an exhibit to the registration statement.

Company Response:
We have added descriptions to the Trustee Subordination Agreement and the Trustee Intercreditor Agreement to the section titled “Description of the Securities to be Registered - Description of Series A Convertible Subordinated Term Notes - The Notes are Subject to the Trustee Subordination Agreement and Trustee Intercreditor Agreement” in the Second Amendment.

In addition, SIRE has filed the forms of trustee joinder agreements to the Trustee Intercreditor Agreement and the Trustee Subordination Agreement as Exhibits 10.81 and 10.82 to the Second Amendment.

Events of default under the Indenture, page 31
Comment 9:

We note your disclosure that you will periodically file statements with the Trustee regarding your compliance with “specified covenants in the Indenture.” Please clarify whether or not any periodic evidence is required to be furnished as to the absence of a default or as to compliance with the terms of the Indenture, as required by Item 202(b)(6) of Regulation S-K.

Company Response:
We have revised the disclosure to state that SIRE must file an officer’s certificate with the Trustee within 120 days of the end of each fiscal year during which Notes are outstanding.  The officer’s certificate must state whether the signers have knowledge of any “Default” or “Event of Default” under the Indenture, and if they do have knowledge of one, then it must be described and its status must be provided.

Subordination of the Notes, page 34
Comment 10:

As required by Item 202(b) of Regulation S-K, please disclose in this section the aggregate amount of outstanding indebtedness as of the most recent practicable date that would be senior to the Notes, and describe any limitation on the issuance of additional senior indebtedness or state that there is no limitation.

Company Response:
We have added the disclosure to the section titled “Description of the Securities to be Registered - Description of Series A Convertible Subordinated Term Notes - Subordination of the Notes” in the Second Amendment.

Series A Units, page 34
Comment 11:

Please clarify whether holders of the Notes will automatically become Members of the company upon conversion of the Notes to Series A Units. In this regard, we note disclosure elsewhere in your prospectus relating to the limitations on transfers imposed by the Operating Agreement which suggests that you may have Unit holders who are not also admitted as Members. Please disclose any conditions or requirements that a converting note holder must meet in order to become a Member, as opposed to merely owning the Units received upon conversion. Please also discuss the impact of your covenants with Holdings and ICM under their respective notes on your ability to issue Membership interests to holders of Notes converting them into Series A Units.

Company	SIRE has modified the terms of the Notes to obligate the Company to admit as a

Husch Blackwell LLP

Mr. Hagen Ganen
October 19, 2011

Response:
Member any Note holder converting to Units.  We have also added disclosure to the Second Amendment indicating while Holdings and ICM have the right to purchase their pro-rata shares of any Notes we issue, in addition to Series A

Comment 12:
Please differentiate what rights a Member would have as compared to a Unit holder. In this regard, we note disclosure elsewhere in the prospectus Unit holders not admitted as Members would have only specified rights respecting the Units they hold.

Company Response:	In light of the changes to the Notes’ terms described above, this requested disclosure would not be needed.
Results of Operations, page 47
Comment 13:	In the introductory language, please clarify that your Fiscal 2010 year is the fiscal year ended September 30, 2010. We note that you provide this information already for Fiscal 2009.
Company Response:	We have clarified that references to Fiscal 2010 mean SIRE’s fiscal year ended September 30, 2010.
Liquidity and Capital Resources, page 49
Comment 14:	Please reiterate here whom you have the Credit Agreement and Revolving LOC with and the material terms of those agreements.
Company Response:	We have added the requested disclosure to the Second Amendment.
Comment 15:
Please disclose the amount of available credit you have remaining under the Credit Agreement under which you have already drawn $115,705,468. Please also disclose the actual working capital and tangible net worth covenants you have under this agreement. Lastly, please update the status of your discussions with the Agent regarding Excess Cash - Flow Calculation effective beginning at the end of Fiscal 2010.

Company Response:	We have added the requested disclosure to the Second Amendment.
Comment 16:
Please provide additional information about the Revolving LOC so that investors will understand why the line is for $15 million, but you only have $425,000 available at December 31, 2010, given that you have only drawn $12.5 million on the line as of December 31.

Company Response:	We have added the requested disclosure to the Second Amendment.
Signature Page
Comment 17:	We note the revision you have made in response to prior comment 20. Please note that the registration statement must be signed by three people in addition to the majority of

Husch Blackwell LLP

Mr. Hagen Ganen
October 19, 2011

your directors: your principal executive officer, your principal financial officer, and your comptroller or principal accounting officer. If a person

Company Response:	We have corrected all references to refer to Ms. Kroymann as the Company’s Controller and Principal Financial Officer.
Exhibit 4(iii) - Form of Indenture
Comment 18:

We note that your indenture contemplates the issuance of only $10 million of subordinated debt securities, subject to increase in the company’s discretion. Your Indenture must be qualified under the Trust Indenture Act as to all of the securities that you are offering pursuant to the registration statement. You may not amend the Indenture to add additional amounts of securities post — effectively. Therefore, please amend the Indenture to cover the entire amount of the note offering. Alternatively, you may use an open — ended Indenture that does not limit the amount of debt securities that can be issued under it.

Company Response:
SIRE has elected to revise the Indenture to omit the limit and have accordingly revised the description of the Indenture in the Second Amendment.
We also note that in an effort to avoid any unnecessary further amendments to the Indenture, the Company has filed a form of amendment to the Indenture to reflect the staff’s current comments, and will file a finalized copy of the Indenture before the Registration Statement is effective.

Please note that we have included a clean copy of the Second Amendment, as well as a redline showing the change made in the Second Amendment to the First Amendment.  Should you have any questions about the foregoing or the Second Amendment, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner

DAP/jar
Enclosures

Husch Blackwell LLP